FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached documents contains forward looking information.

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON WEDNESDAY, MAY 17, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Forbes Medi-Tech Inc. (the “Company”) will be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Pacific Daylight Savings Time), on Wednesday, May 17th, 2006 for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereon;

2.

To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company;

3.

To authorize the Directors to fix the remuneration of the auditor;

4.

To consider and, if thought fit, pass an ordinary resolution, to set the number of the Directors to be elected at the meeting at six;

5.

To elect six persons as Directors of the Company;

6.

To pass a special resolution to amend the articles of continuance of the Company to increase the number of common shares in the Company’s authorized capital from 200,000,000 to an unlimited number of common shares, the full text of which is set out in the accompanying Information Circular under the heading “Particulars of Other Matters to Be Acted Upon – Special Resolution A – Increase in the Authorized Number of Common Shares”.

7.

To pass a special resolution to amend the articles of continuance of the Company to set out more specifically and clearly the rights, privileges, restrictions and conditions attaching to the common shares of the Company, the full text of which is set out in the accompanying Information Circular under the heading “Particulars of Other Matters to Be Acted Upon –  Special Resolution B – To set out more specifically and clearly the rights, privileges, restrictions and conditions attaching to the Common Shares”.

8.

To pass a special resolution to amend the articles of continuance of the Company to set out more succinctly and clearly the rights, privileges, restrictions and conditions attaching to the Preferred Shares of the Company, the full text of which is set out in the accompanying Information Circular under the heading “Particulars of Other Matters to Be Acted Upon –  Special Resolution C – To set out more succinctly and clearly the rights, privileges, restrictions and conditions attaching to the Preferred Shares”.

9.

To pass an ordinary resolution to approve amendments to the By-Laws of the Company, the full text of which is set out in the accompanying Information Circular under the heading “Particulars of Other Matters to be Acted Upon – Amendments to By-Laws”.

10.

To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 11th day of April, 2006.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per: “Charles A. Butt”

Charles A. Butt

President & Chief Executive Officer

SUITE 200-750 WEST PENDER STREET.   VANCOUVER, BC, CANADA     V6C 2T8

TEL: 604-689-5899          FAX: 604-689-7641

www.FORBESMEDI.com

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8

Tel:  (604) 689-5899 Fax:  (604) 689-7641

INFORMATION CIRCULAR

as at and dated April 11, 2006

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the “Company”) for use at the annual general and special meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Wednesday, May 17th, 2006 (the “Meeting”), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the “Notice of Meeting”).  Unless specified otherwise, the information contained in this Information Circular is current as at April 11, 2006.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the “Proxy”) are nominees of the Company’s management.  A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.  The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9 (fax: (604) 689-8144) or to the registered office of the Company at 200 – 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax:  (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Most beneficial owners of the Company’s shares are NOT listed on the Company’s register of shareholders.  Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company.  In this discussion, such owners are referred to “you” or as a “Beneficial Owner”, and the firm, financial institution or company through which you hold your shares are referred to as “Intermediaries”.  This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company’s register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders.  Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting.   To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the “Form of Proxy”), sign it and return it to your Intermediary or to another party directed by your Intermediary.  If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space.   You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person’s name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary).  Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you.  In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided.  This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders.  KPMG LLP were first appointed Auditors of the Company on October 13, 1998.  The persons named in the Proxy will also vote for authorizing the Directors to fix the Auditors’ remuneration.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value, of which the Company has outstanding 37,547,350 Common Shares as at April 11, 2006, each Common Share carrying the right to one vote.  The Company is also authorized to issue 50,000,000 Preferred Shares without par value, of which 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares.  As at April 11, 2006, 5,375,000 Series A Convertible Preferred Shares have been issued and converted into Common Shares, and 6,000 Series B Convertible Preferred Shares have been issued and converted into Common Shares, such that there are no Preferred Shares currently outstanding.  The Directors have fixed April 12, 2006 as the record date (the “Record Date”).  Shareholders of record at the close of business on April 12, 2006, are entitled to vote at the Meeting or adjournments thereof.  To the knowledge of the Directors and executive officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, voting shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding voting shares of the Company, except as set forth in the Schedule 13G filed with the U.S. Securities and Exchange Commission dated April 10, 2006 (the “13G”).  According to its terms, the 13G was filed pursuant to a Joint Filing Agreement, dated as of the 10th day of April 2006, among Cantor Fitzgerald & Co., Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, and Howard W. Lutnick (collectively, the "Joint Filers").  Also according to the 13G, the Joint Filers have beneficial ownership of, and share voting power and dispositive power with respect to, 4,514,396 Common Shares of the Company.  This represents approximately 12% of the Company’s outstanding Common Shares.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as Directors of the Company.  Each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as Directors, the province or state in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of Voting Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned(1)
Charles A. Butt Ontario, Canada President and Chief Executive Officer Director since 1999

President and Chief Executive Officer of the Company

Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

24,700 Common

Donald Buxton (3)(4) Quebec, Canada Chairman of the Board Director since 2000

Pharmaceutical Industry Consultant

Mr. Donald Buxton is an independent consultant to the pharmaceutical industry.  From July, 2000 until February, 2005, he was Chairman of the Board of Labopharm, Inc. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

15,000
Dr. Joe Dunne (2)(3)(4) Florida, U.S.A. Director since 2000

Independent Consultant to the Food Industry

Dr. Dunne is an independent consultant to the food industry.  He was Chairman of the Board and CEO of Westgate Biologicals Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003.   Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

24,840 Common
Percy Skuy (2)(3)(4) Ontario, Canada Director since 1997

Healthcare Consultant

Mr. Skuy has been a healthcare consultant since June, 1995. Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.

48,000 Common

Dr. Lily Yang (4) California, U.S.A. Director since 2002

Chairman of the Board, Chief Medical and Clinical Officer and Co-Founder of TheraLife, Inc.

Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group.  Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups.  She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

15,000
Nitin Kaushal (2) Ontario, Canada Director since 2003

Managing Director, Desjardins Securities

Nitin Kaushal was appointed as a member of the Company’s Board of Directors and a member of the Company’s audit committee on September 15, 2003.  Mr. Kaushal is currently Managing Director of Desjardins Securities and was an institutional salesperson at Orion Securities Inc. in Toronto, Ontario January 2005 to July 2005. Previously, he was Managing Director, McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; and Managing Director, HSBC Securities from June 1997 to July 2001. Mr. Kaushal previously served as a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.

Nil

(1)

The information as to province or state of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)

Audit Committee member.

(3)

Compensation Committee member.

(4)

Nomination and Corporate Governance Committee member.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table above. Management of the Company has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal year ended December 31, 2005 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2005, (ii) the Chief Financial Officer of the Company during the fiscal year ended December 31, 2005, or (iii) one of the three most highly compensated executive officers serving as an executive officer at December 31, 2005, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $150,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2005 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Butt, Charles President and Chief Executive Officer	Dec. 31, 2005	$330,000	$85,800	$27,287	125,000	Nil	Nil	Nil
	Dec. 31, 2004	$294,000	$84,000	$11,333	250,000	Nil	Nil	Nil
	Dec. 31, 2003	$261,667	$114,000	$6,692	275,000	Nil	Nil	Nil
Goold, David, CA Chief Financial Officer	Dec. 31, 2005	$155,000	$35,000	$6,237	50,000	Nil	Nil	Nil
	Dec. 31, 2004	$25,692	$5,500	$66	60,000	Nil	Nil	Nil
	Dec. 31, 2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wessman, Laura Senior Vice-President, Operations	Dec. 31, 2005	$170,000	$38,500	$7,813	90,000	Nil	Nil	Nil
	Dec. 31, 2004	$139,583	$30,000	$2,994	150,000	Nil	Nil	Nil
	Dec. 31, 2003	$103,437	$9,000	$306	60,000	Nil	Nil	Nil
Motley, Jeff Vice-President, Marketing and Sales	Dec. 31, 2005	$144,000	$25,000	$15,799	70,000	Nil	Nil	Nil
	Dec. 31, 2004	$134,000	$25,000	$8,952	72,000	Nil	Nil	Nil
	Dec. 31, 2003	$133,083	$6,000	$6,406	112,500	Nil	Nil	Nil
Ben-Oliel, Susan Patent Agent (12)	Dec. 31, 2005	$24,167	$20,000	$90,093	40,000	Nil	Nil	Nil

(1)

For the years ended December 31, 2005 and December 31, 2004, “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold (Goold 2004 – nil) and Motley and Ms. Wessman, life insurance premiums for all named executives, and, in respect only of Ms. Ben-Oliel, fees paid to Ms. Ben-Oliel as described in footnote 12 below. For the year ended December 31, 2003 “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), and life insurance premiums for all named executives.

(2)

All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3)

“LTIP” or “long term incentive plan” means a plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.  The Company does not currently have an LTIP.

(4)

Effective January 1, 2006, Mr. Butt’s salary was increased to $353,000.

(5)

Salary at December 31, 2004 and December 31, 2003 was $300,000 and $280,000, respectively.  Mr. Butt was underpaid $3,000 and $6,000 in each of these years, respectively.  The total underpayment of $9,000 was paid in 2005.

(6)

Salary reported for 2003 includes $18,833 deferred 2002 salary.

(7)

Mr. Goold commenced employment with the Company on October 4, 2004 with an annual salary of $145,000.  Effective January 1, 2006, Mr. Goold’s salary was increased to $175,000.

(8)

Effective January 1, 2006, Ms. Wessman’s salary was increased to $189,000.

(9)

Salary reported for 2003 includes $5,938 deferred 2002 salary.

(10)

Effective January 1, 2006, Mr. Motley’s salary was increased to $151,500.

(11)

Salary reported for 2003 includes $8,009 deferred 2002 salary.

(12)

Ms. Ben-Oliel commenced employment with the Company on November 1, 2005 with an annual salary of $145,000. Previously, Ms. Ben-Oliel provided services to the Company in her capacity as independent legal counsel.  The Company paid Ms. Ben-Oliel $90,000 in legal fees during 2005 for her services in such capacity.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during the financial year of the Company ended December 31, 2005:

Options/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Butt, Charles	50,000 75,000	3.52% 5.28%	$2.98 $2.13	$3.00 $2.03	6 Jan. 2010 8 Dec. 2010
Goold, David	50,000	3.52%	$2.13	$2.03	8 Dec. 2010
Wessman, Laura	30,000 60,000	2.11% 4.22%	$2.98 $2.13	$3.00 $2.03	6 Jan. 2010 8 Dec. 2010
Motley, Jeff	30,000 40,000	2.11% 2.81%	$2.98 $2.13	$3.00 $2.03	6 Jan. 2010 8 Dec. 2010
Ben-Oliel, Susan	40,000	2.81%	$2.13	$2.03	8 Dec. 2010

(1)

All securities under option are Common Shares; the Company has not granted any SARs.

(2)

Includes options to employees, officers, and directors.

(3)

Exercise Prices are determined as the closing price of the Company’s Common Shares on the day prior to the date of grant.

(4)

Market Values are the Toronto Stock Exchange closing prices on the date of grant.

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2005 and the value of their unexercised options as at December 31, 2005:

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year & Year-End Option Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	Nil	$Nil	775,000 Exercisable / 175,000 Unexercisable	$170,650 Exercisable / $Nil Unexercisable
Goold, David	Nil	$Nil	30,000 Exercisable / 80,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Wessman, Laura	Nil	$Nil	213,750 Exercisable / 120,000 Unexercisable	$40,063 Exercisable / $Nil Unexercisable
Motley, Jeff	25,000	$62,250	229,000 Exercisable / 80,500 Unexercisable	$81,750 Exercisable / $Nil Unexercisable
Ben-Oliel, Susan	Nil	$Nil	Nil Exercisable / 40,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable

(1)

Calculated as the difference between the closing price of the Common Shares on the TSX on the date of option exercise less the option exercise price, multiplied by the number of Common Shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain a pension, retirement or other similar plan for its officers or directors.  Pursuant to his previous employment agreement with the Company, between the ages of 60 and 85, Tazdin Esmail, a former President, Chief Executive Officer and Chairman, will be entitled to receive an annual reward for tenure allowance of $65,000.  At December 31, 2005, the Company has accrued $0.9 million in its consolidated financial statements towards its obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, the Company purchased a whole life insurance policy on Mr. Esmail with the Company as beneficiary, which the Company has agreed to continue to fund for purposes of the reward for tenure allowance.

Compensation of Directors

Effective as of June 1, 2005, the independent directors (see “Statement of Corporate Governance Practices” below) each receive an annual retainer of $10,000, except the Chairman who receives an annual retainer of $34,000.  Annual retainers are paid quarterly for the period June 1 through May 31.   In addition to the annual retainer, the independent directors are compensated in cash in the amount of $1,000 per meeting for in-person attendance at board meetings; $500 per meeting for in-person attendance at board committee meetings (except for the Chairman of the committee, who will receive $750 per committee meeting attended in person); and $200 per hour to a maximum of $500 for meetings attended by phone.  Until May 18, 2005, the Chair of the Audit Committee also received $1,000 for each non-meeting day during which he performed Audit Committee services.  In May, 2005, this fee for Audit Committee services performed otherwise than at an Audit Committee meeting (“Audit Committee Services Fee”) was changed to $2,000 per quarter.   The independent directors also receive, on an annual basis, options to purchase a minimum of 25,000 Common Shares of the Company, subject to the Board determining that such number of options is readily available under the Company’s then current stock option plan.

During the most recently completed financial year ended December 31, 2005, the independent Directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

Independent Director Compensation Fiscal 2005

Director	No. of Shares Under Option	Option Price	Option Expiry Date	Meeting Fees Paid	Retainer / Consulting Fees / Audit Committee Services Fees Paid
Buxton, Donald	25,000	$2.15	20-May-2010	$8,800	$28,000
Dunne, Joe	25,000	$2.15	20-May-2010	$9,400	$10,000
Kaushal, Nitin	25,000	$2.15	20-May-2010	$9,100	$20,000(1)
Miller, Guy	25,000	$2.13	08-Dec-2010	$2,400	$3,730
Skuy, Percy	25,000	$2.15	20-May-2010	$11,550	$10,000
Yang, Lily	25,000	$2.15	20-May-2010	$8,000	$10,000

(1)

$6,000 of these fees were recorded as consulting fees, of which $2,000 were paid in respect of services rendered in 2004.

In the fiscal year ended December 31, 2005, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.  See also the discussion under the next heading below.

Termination of Employment, Changes in Responsibility and Employment Contracts

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provide for a base annual salary of $330,000 ($353,000 as of January 1, 2006), a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt’s annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

The Company’s employment agreements with each of its Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  The Company also contributes to each Named Executive Officer’s RRSP.  With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.   Messrs. Butt and Motley also receive an annual car allowance. The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of each of Laura Wessman and Jeff Motley provide for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 14 months’ salary, in the event that such termination occurs prior to June 1, 2006, 16 months’ salary in the event that such termination occurs on or after June 1, 2006 and prior to June 1, 2007, and 18 months’ salary in the event that such termination occurs at anytime on or after June 1, 2007.  The Employment Agreement of Mr. Goold provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months’ salary, in the event that such termination occurs prior to October 1, 2006, 14 months’ salary in the event that such termination occurs on or after October 1, 2006 and prior to October 1, 2007, 16 months’ salary, in the event that such termination occurs on or after October 1, 2007 and prior to October 1, 2008, and 18 months’ salary in the event that such termination occurs at anytime on or after October 1, 2008.  The Employment Agreement of Ms. Ben-Oliel provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months’ salary, in the event that such termination occurs prior to November 1, 2006, 14 months’ salary in the event that such termination occurs on or after November 1, 2006 and prior to November 1, 2007, 16 months’ salary in the event that such termination occurs on or after November 1, 2007 and prior to November 1, 2008, and 18 months’ salary in the event that such termination occurs at anytime on or after November 1, 2008.

In 2006, the Company established a formal Bonus Plan.  See “Report on Executive Compensation”.

Composition Of The Compensation Committee

The Compensation Committee is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are independent directors.

Report On Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies.  The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility.  The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See “Corporate Governance”.

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

(i)

to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

(iii)

to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual cash bonus, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer and the Vice President, Marketing and Sales receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies.  The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter.  Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

Historically, the Company has awarded annual bonuses for outstanding effort or achievement during a previous year.  Bonuses, when granted, are also tied to the Company’s performance.  As the Company is an early stage biopharmaceutical company whose business objectives are focused on research and development related to its technologies and which does not as yet have net earnings, performance is measured through advances in achieving and furthering the Company’s business objectives, and in particular, through advancements in research and development, raising additional capital, securing strategic alliances to further the Company’s research and development, licensing and distribution, or manufacturing activities, and procuring sales contracts.  The Company’s executive officers and supporting staff as a whole have again demonstrated outstanding effort and dedication to their positions and have helped the Company to achieve several important milestones in 2005, as they did in 2004.  Consequently, in 2005 the Company paid bonuses aggregating $184,300 to its executive officers (inclusive of the bonus paid to the Chief Executive Officer discussed below), and granted options to its executive officers to purchase an aggregate of 335,000 Common Shares (inclusive of options to purchase Common Shares granted to the Chief Executive Officer as discussed below) at exercise prices ranging from $2.13 to $2.98.

In December of 2005, the Compensation Committee considered the performance of both the Company and the President and Chief Executive Officer during the fiscal year. It was recognized that 2005 brought advancements to the Company as a result of the initiation of the Company’s U.S. Phase II clinical trial of FM-VP4; the completion of a private placement financing for gross proceeds of U.S.$6 million; the achievement of the Company’s 2005 revenue guidance; the initiation of additional financial research coverage; plant efficiency; and the examination of internal controls. In recognition of these achievements, the Compensation Committee awarded Mr. Butt a bonus in 2005 totaling $85,800 and increased Mr. Butt’s salary to $353,000 as of January 1, 2006.   Mr. Butt was also granted options in 2005 to purchase a total of 125,000 Common Shares at exercise prices ranging from $2.13 to $2.98.

In January, 2006, the Company established a formal bonus plan for all of its employees, including its executive officers (the “Bonus Plan”).  The Bonus Plan provides for the payment to each executive officer (a “Bonus Payment”), as of the end of the current fiscal year, of up to a specified percentage of the executive officer’s salary as determined by the Compensation Committee.  The Bonus Payment actually awarded is dependent on the achievement on the one hand by the Company of specified Company objectives and by the employee on the other hand of specified employment objectives personal to the particular employee.

From the foregoing, the emphasis placed by the Company on its compensation components in the last fiscal year, from greatest to least, was (i) salary and basic benefits consisting of life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Marketing and Sales only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

Members of Compensation Committee

Joe Dunne (Chair), Percy Skuy, and Donald Buxton

PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares for the last five financial years, including the five-month period ended December 31, 2001, with the total cumulative return from the S&P/TSX Composite Index (formerly the TSE 300 Index) over the same period.  The graph assumes that $100 was invested on July 31, 2001 in the Company and in the index, and that all dividends have been reinvested.  Unless otherwise noted, each plot point on the graph represents the Company’s financial year-end for the indicated year.

160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2001
2001*
2002
2003
2004
2005
Company
S&P/TSX Composite Index

*2001 represents the Company’s five month fiscal period ended December 31, 2001; in 2001 the Company changed its year-end from July 31 to December 31.

Equity compensation Plan Information (as at December 31, 2005)

The Company’s 2000 Stock Option Plan (the “Plan”) permits the granting of options to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company.  Following is a summary of shares subject to options outstanding under the Plan and shares remaining available for grant.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,892,708	$2.42	741,592
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,892,708	N/A	741,592

Directors’ & Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance coverage through a policy covering the Company and its subsidiaries, which has an annual aggregate policy limit of US$15,000,000, subject to a deductible of US$250,000.  This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2006 to February 26, 2007) premiums aggregating US$340,000 are paid entirely by the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTISES

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices, which came into force on June 30, 2005, set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted.  The following is the Company’s required annual disclosure of its corporate governance practices.

1.

Board of Directors

(a)

Disclose the identity of directors who are independent.

The board of directors considers Donald Buxton, Dr. Joe Dunne, Percy Skuy, Dr. Lily Yang, and Nitin Kaushal to be independent members of the board of directors within the meaning of National Policy 58-201.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Charles Butt is not an independent director because he is a member of management, namely the President and Chief Executive officer of the Company.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the board of directors are independent within the meaning of National Instrument 58 - 101.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors of the Company are also directors of the reporting issuers listed opposite their names:

Director

Name of Reporting Issuer

Nitin Kaushal

Victhom Human Bionics Inc.

Protox Therapeutics Inc.

Genizon Biosciences Inc.

Amadeus International Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company has adopted a policy that a board meeting comprised of solely the independent directors will be held along with all meetings of the full Board of Directors.  The independent directors have held two formal meetings since the beginning of the Company’s most recently completed financial year.  In addition, the independent Directors are also in frequent informal communication with one another.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Don Buxton is the Chair of the Board of Directors and is an independent Director.  The Chair of the Board of Directors has the following role and responsibilities:

-

Preside at all meetings of the Board.

-

Ensure the mandate of the Board is carried out and the Company’s Corporate Governance Guidelines are followed.

-

Identify and present matters for review by the Board.

-

Serve as a liaison between the Company’s executive management and the Board.

-

Set the agenda for Board meetings in collaboration with the CEO.

-

Perform such other duties as may be conferred by law or assigned by the full Board.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

In the financial year ended December 31, 2005, the Board of Directors of the Company held nine formal Board meetings, three Nomination and Corporate Governance Committee meetings, three Compensation Committee meetings and five Audit Committee meetings.  The following is the attendance record of each Member of the Board for these meetings:

Director	Board Meetings	Committee	Committee Meetings
Charles Butt	9/9	N/A	N/A
Don Buxton	8/9	Compensation	3/3
		Nomination and Corporate Governance	3/3
Joe Dunne	5/9	Compensation	3/3
		Nomination and Corporate Governance	3/3
		Audit	3/5
Nitin Kaushal	9/9	Audit	5/5
Percy Skuy	9/9	Compensation	3/3
		Nomination and Corporate Governance	3/3
		Audit	5/5
Lily Yang	9/9	Nomination and Corporate Governance	3/3
Guy Miller*	3/3	N/A	N/A

* Guy Miller was appointed to the Board of Directors on August 22, 2005

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board of Directors written mandate is attached as Exhibit “A”

3.

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors has developed written position descriptions for the Chair, the Chair of each Board Committee and the Chief Executive Officer of the Company.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding

(i)

the role of the board, its committees and its directors, and

(ii)

the nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination and Corporate Governance Committee is responsible for the orientation and education of new recruits to the Board, and regularly updates the Board on legal developments regarding corporate governance matters and the role and responsibilities of the directors.  All of the Company’s current nominees, have acted as Directors since years ranging from 1997 to 2003, and all six nominees fully understand the role of the Board, the role of the Committees of the Board and the contribution the individual Directors are expected to make, including the commitment of time and energy that the Company expects of its Directors.  All Board members are active in their particular businesses and professions, and thus each Board member provides his or her own unique educational contribution to the Board.

5.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code;

(ii)

describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code concerning ethical conduct for the directors, officers and employees of the Company (the “Code”).  A copy of the Code can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

All employees are provided with a copy of the Code and are informed of their requirement to comply with the Code.  The Board encourages and promotes a culture of ethical business conduct and has adopted a whistle-blower policy for reporting violations to the Code.

There are no material change reports relating to the conduct of any Directors or executive officers of the Company relating to a departure from the Company’s code of ethics.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the Canada Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest.  Where a Director has a material interest in a proposed transaction involving the Company, that Director does not participate in nor is present for, Board deliberation or voting in respect of such transaction.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All members of the Board are entitled to consult with the Company’s professional advisors.  Moreover, the Company has adopted a whistle-blower policy, which outlines a process whereby any employee, director or officer of the Company may forward complaints to the attention of the Audit Committee.  The Company’s whistle-blower policy provides that the Audit Committee will investigate any such complaints and that there shall be no retaliation for having made complaints under the whistle-blower policy.

6.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nomination and Corporate Governance Committee composed of Percy Skuy (Chair), Donald Buxton, Joe Dunne, and Lily Yang.  All four directors are independent directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to corporate governance, and to annually assess the effectiveness of the Board, each director and each Committee.  The Committee also has responsibility to make recommendations relating to the membership of committees of the Board, to make recommendations with respect to succession planning, and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

7.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  See also “Statement of Executive Compensation” above.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Don Buxton, Dr. Joe Dunne and Percy Skuy.  All members of the Compensation Committee are independent directors.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee evaluates the compensation of the executive officers of the Company and assures that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment.  The Compensation Committee shall also communicate to the shareholders regarding the Company's compensation policies and the reasoning behind such policies, as required by the applicable securities regulatory bodies.  In addition, the Company shall evaluate and make recommendations to the Board regarding the compensation of the outside directors.

Specifically, the Compensation Committee is charged with the following responsibilities:

-

Disclosure of its policies applicable to the Company's executive officers in the manner required by the applicable securities authorities' rules and regulations, and review all other executive compensation disclosure before the Company publicly discloses this information.

-

Making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans.

-

Granting incentive stock options to purchase common stock of the Company under its stock option plan.

-

Amendment and otherwise administering the Company’s stock option plan.

-

Reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining the CEO’s compensation level based on this evaluation.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation  for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor since the Company’s most recently completed financial year.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no committees other than the Audit, Compensation, and Nomination and Corporate Governance Committee.  The Board does not have an Executive Committee.

For information respecting the Company’s Audit Committee and amounts paid to the Company’s auditor in the last fiscal year, as required by Form 52-110F1, please see our Annual Information Form dated March 29, 2006 under the heading “Audit Committee Information”.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Historically, given the size of the Board, the regular attendance of Board members at Board and Committee meetings, the fact that the majority of members of the Nomination and Corporate Governance Committee are also members of the Company’s other two Committees (Audit and Compensation), and the availability of Board members between meetings for discussions amongst themselves and with Management, the Nomination and Corporate Governance Committee has not considered it necessary to implement formal assessment programs, but instead has considered effectiveness on an informal basis at various Board and Committee meetings.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or executive officers of the Company or associates or Affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, none of the Company’s informed persons, as such term is used in National Instrument 51-102, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

Nancy Glaister, the Corporate Secretary, is a partner in the law firm of Cawkell Brodie Glaister LLP, which provides legal services to the Company.  In the fiscal year ended December 31, 2005, the Company has paid Cawkell Brodie Glaister LLP approximately $246,000 for legal services rendered.

In the last fiscal year, the Company paid Nitin Kaushal, one of our directors, $6,000 for accounting related consulting services.  See “Compensation of Directors” above.

These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON:

AMENDMENTS TO ARTICLES AND BYLAWS

Amendments to Articles of Continuance

Background

The shareholders will be asked at the Meeting to approve special resolutions amending the Articles of Continuance of the Company as follows:

(a)

to increase the number of Common Shares in the Company’s authorized capital from 200,000,000 to an unlimited number of Common Shares (“Special Resolution A”);

(b)

to set out more specifically and clearly the rights, privileges, restrictions and conditions attaching to the Common Shares of the Company (“Special Resolution B”);

(c)

to set out more specifically and clearly the rights, privileges, restrictions and conditions attaching to the Preferred Shares of the Company (“Special Resolution C”).

Special Resolution A - Increase in the Authorized Number of Common Shares

The Board recommends Special Resolution A because the Board of Directors believes that the proposed increase in authorized capital would provide future flexibility for stock splits or stock dividends or the issuance of Common Shares related to acquisitions, financings or strategic transactions without the expense and delay of holding a special meeting of the shareholders to authorize additional Common Shares when the need arises.  No such events or transactions are currently contemplated by the Company.

Adoption of Special Resolution A and the issuance of unlimited Common Shares would not affect the rights of the holders of currently outstanding Common Shares, except for effects incidental to increasing the number of Common Shares outstanding, such as dilution of the earnings per share and voting rights of current holders of Common Shares.  The holders of Common Shares do not presently have pre-emptive rights to subscribe for the additional Common Shares proposed to be authorized.  If Special Resolution A is adopted, it will become effective upon filing the Articles of Amendment with the Director, Canada Business Corporations Act.  The Board of Directors retains the discretion to abandon and not implement the proposed resolution.

The text of Special Resolution A to alter the Company’s authorized capital is set out below. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

Recommendation of the Board of Directors

The Board of Directors considers the increase in the authorized capital of the Company to be in the best interests of the Company and unanimously recommends that shareholders vote in favour of Special Resolution A set out below.

The Company has been advised that the directors and senior officers of the Company intend to vote all securities held by them in favour of Special Resolution A.

Dissent Right

Section 190 of the Canada Business Corporations Act (“CBCA”)  provides shareholders with the right to dissent to Special Resolution A.  Any shareholder who dissents from Special Resolution A in compliance with Section 190 of the CBCA will be entitled, in the event Special Resolution A is adopted, to be paid the fair value of their shares.  This right is summarized in Exhibit “B”.  However, a shareholder wishing to exercise his or her right to dissent should seek independent legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice his or her ability to rely on the right of dissent.  The Board of Directors of the Company may elect not to proceed with the increase in the authorized capital if any notice of dissent is received.

Text of Special Resolution A

Following is the text of Special Resolution A to alter the Company’s authorized capital. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Article 3 of the Articles of Continuance of the Company be amended by increasing the number of Common Shares without par value from 200,000,000 to an unlimited number;

2.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

3.

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby including the delivery to the Director, Canada Business Corporations Act, of Articles of Amendment for such purpose, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Special Resolution B – To set out more specifically and clearly the rights, privileges, restrictions and conditions attaching to the Common Shares

The proposed amendment is intended for housekeeping purposes to set out more specifically and clearly the rights attaching to the Common Shares of the Company.

The adoption of Special Resolution B is not intended to fundamentally change the rights attaching to the Common Shares, but rather it is intended to set out the rights more specifically and clearly by delineating the rights attaching to the Common Shares expressly in the Articles, namely:

(a)

the right to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)

subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the right to receive any dividends declared and payable by the Company on the Common Shares; and

(c)

subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the right to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

If Special Resolution B is adopted, it will become effective upon filing the Articles of Amendment with the Director, Canada Business Corporations Act.  The Board of Directors retains the discretion to abandon and not implement the proposed resolution.

The text of Special Resolution B to alter the Company’s Articles is set out below. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

Recommendation of the Board of Directors

The Board of Directors considers the adoption of Special Resolution B to be in the best interests of the Company and unanimously recommends that shareholders vote in favour of Special Resolution B set out below.

The Company has been advised that the directors and senior officers of the Company intend to vote all securities held by them in favour of Special Resolution B.

Text of Special Resolution B

Following is the text of Special Resolution B to alter the Company’s Articles. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Schedule “A” to the Articles of Continuance of the Company be amended by replacing paragraph (a) under the phrase “The rights, privileges, restrictions and conditions of the Common Shares are as follows”, with the following:

The holders of the Common Shares are entitled:

(a)

to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)

subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividends declared and payable by the Corporation on the Common Shares; and

(c)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.”

2.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

3.

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby including the delivery to the Director, Canada Business Corporations Act, of Articles of Amendment for such purpose, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Special Resolution C – To set out more succinctly and clearly the rights, privileges, restrictions and conditions  attaching to the Preferred Shares

Special Resolution C is intended for housekeeping purposes to set out more succinctly and clearly the rights attaching to the Preferred Shares of the Company.  The Preferred Shares are issuable by the directors of the Company in series, with the directors of the Company having the authority to fix or change the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

The adoption of Special Resolution C is not intended to fundamentally change the rights attaching to the Preferred Shares as a class, but rather it is intended to set out the rights more succinctly and clearly in a manner congruent with the Company’s current governing statute, the CBCA.

To date, the Directors of the Company have designated 10,000,000 of the Preferred Shares as Series A Convertible Preferred Shares (the “Series A Shares”), of which 5,375,000 have been issued and converted into Common Shares, and 6,000 of the Preferred Shares as Series B Convertible Preferred Shares (the “Series B Shares), all of which have been issued and converted into Common Shares.  The adoption of Special Resolution C will not affect the rights, privileges, restrictions or conditions attached to the Series A Shares or the Series B Shares, of which none are currently outstanding.

If Special Resolution C is adopted, it will become effective upon filing the Articles of Amendment with the Director, Canada Business Corporations Act.  The Board of Directors retains the discretion to abandon and not implement the proposed resolution.

The text of Special Resolution C to alter the Company’s Articles is set out below. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

Recommendation of the Board of Directors

The Board of Directors considers Special Resolution C to be in the best interests of the Company and unanimously recommends that shareholders vote in favour of Special Resolution C set out below.

The Company has been advised that the directors and senior officers of the Company intend to vote all securities held by them in favour of Special Resolution C.

Text of Special Resolution C

Following is the text of Special Resolution C to set out more succinctly and clearly the rights, privileges, restrictions and conditions attaching to the Preferred Shares of the Company as a class. Passage of this resolution will require approval of 66 ⅔ % of the votes cast on the matter at the Meeting.

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Schedule “A” to the Articles of Continuance of the Company be amended by replacing paragraphs (a) through (k) under the phrase “The rights, privileges, restrictions and conditions of the Preferred Shares are as follows:” and replacing them with the following:

“(a)

the Preferred Shares may at any time and from time to time be issued in one or more series. The directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, fix the number of Preferred Shares in, and determine the designation of the Preferred Shares of, that series and create, define and attach special rights, privileges, restrictions and conditions to the Preferred Shares of that series, including, but without limiting the generality of the foregoing, the voting rights, if any, attached to the Preferred Shares of any series, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation, or retraction or redemption thereof, including retraction or redemption after a fixed term or at a premium, conversion or exchange rights (including, without limitation, conversion into or exchange with, the Common Shares or any other class or series of shares, whether ranking junior or senior to the Preferred Shares or any series thereof), and the terms and conditions of any share purchase plan or sinking fund; PROVIDED HOWEVER THAT no special right, privilege, restriction or condition so created, defined or attached shall contravene the provisions of paragraph (b) below;

(b)

the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital, in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares, and any other shares of the Corporation ranking junior to such Preferred Shares, as may be fixed in accordance with paragraph (a) above.”;

2.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

3.

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby including the delivery to the Director, Canada Business Corporations Act, of Articles of Amendment for such purpose, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Amendments to By-Laws

Background

By-Law No. 1 of the Company formerly provided that a majority of the Board of Directors, or any committee of the Board of Directors, be resident Canadians.  This provision was the result of a requirement in the CBCA that the majority of the Board of Directors be resident Canadians.  The CBCA has since been amended to lessen the residency restrictions for directors of companies incorporated under the CBCA, such that only one quarter of the directors of CBCA companies must be resident Canadians, or where there are less than four directors of a CBCA company, then only one member of the board of directors must be resident Canadian.  The Board of Directors of the Company has amended By-law No. 1 to remove the residency requirement of the directors entirely, so that only the residency requirements as set out in the CBCA from time to time shall govern the Company.

Specifically, the Directors have adopted an amendment to By-Law No. 1 entitled “First Amendment to By-Law No. 1” as follows:

FIRST AMENDMENT TO BY-LAW NO. 1

Dated April 11, 2006

By-law No. 1 of the Company is hereby amended by:

1.

Deleting the phrase “of whom a majority shall be resident Canadians and” in section 2.1, so that such section now reads as follows:

“2.1

Number.  The number of directors shall, subject to the articles of the Corporation and any unanimous shareholder agreement, be fixed by the directors or if not so fixed, shall be the number of directors elected or continued as directors at the immediately preceding annual meeting of the Corporation.  The business and affairs of the Corporation shall be managed by a board of directors of whom, if any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two shall not be officers or employees of the Corporation or any affiliate of the Corporation.”

2.

Deleting the second sentence of section 2.15, so that such section now reads as follows:

“2.15

Committee of Directors.  The directors may appoint from among their number a committee of directors and subject to the Act may delegate to such committee any of the powers of the directors.”

The CBCA requires that any amendments to the By-Laws adopted by the directors be submitted to the shareholders for approval at the next meeting of the shareholders.  Accordingly, the foregoing changes to By-Law No. 1 of the Company are submitted to the shareholders for approval by ordinary resolution.

Text of Ordinary Resolution Approving  First Amendment to By-Law No. 1 dated April 11, 2006

Following is the text of an ordinary resolution to approve the First Amendment to By-Law No. 1 of the Company.  Passage of this resolution will require approval of a majority (more than 50%) of the votes cast on the matter at the Meeting.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The First Amendment to By-Law No. 1 dated April 11, 2006 made by the Board of Directors of the Company which amends Sections 2.1 and 2.15 of By-Law No. 1 of the Company is hereby approved.”

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting must do so by submitting same to the attention of the Secretary of the Company on or before January 11, 2007 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION

The Company will provide to any person, on request to the Secretary of the Company, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company:

(i)

one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company’s auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(iii)

one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders that involved the election of directors.

These documents can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.  In addition, material filed by the Company can be inspected, and additional information relating to the Company is, on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

FORWARD LOOKING STATEMENTS

This Information Circular may contain forward-looking statements concerning anticipated developments in the Company’s business, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as “to proceed”, “to recruit”, “increased”, “be seeking to”, “intended”, “can”, “ensure”, “proposed”, “believes”, “shall” and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors as more particularly set out in the Company’s Annual Information Form / Form 40-F dated March 29, 2006, which can be found at www.sedar.com. Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated April 11, 2006

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

“Charles A. Butt”

CHARLES A. BUTT

President & Chief Executive Officer

Exhibit “A” to Information Circular of Forbes Medi-Tech Inc. as at April 11, 2006

FORBES MEDI-TECH INC.

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

Composition of the Board

The Board shall have a majority of independent Directors, as that term is used in National Instrument 58-101 Disclosure of Corporate Governance Practices.

The Chair of the Board shall be an independent Director.

Meetings of the Independent Directors

The independent Directors shall hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance.

Stewardship

The Board of Directors is responsible for the stewardship of the Company, which includes responsibility for:

(a)

Satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

(b)

Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)

The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)

Succession planning (including appointing, training and monitoring senior management);

(e)

Adopting a communication policy for the Company;

(f)

The Company’s internal control and management information systems;

(g)

Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and

(h)

Managing, or supervising the management of, the business and affairs of the Company.

Feedback from Stakeholders

The Board shall review, at least on an annual basis, measures the Company uses to receive feedback from stakeholders, and shall modify such measures should it deem fit to do so.

Expectations and Responsibilities of Directors

Members of the Board of Directors are expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Committee of which they are a member, and to devote the necessary time and attention to effectively carry out their responsibilities as Directors.

Every Director in exercising his or her powers and discharging his or her duties shall:

(a)

act honestly and in good faith with a view to the best interests of the corporation;

(b)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

(c)

comply with all applicable laws and with the Company’s Articles and By-Laws.

Director Orientation and Continuing Education

The Nomination and Corporate Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board committee.  The Board shall ensure that management updates are regularly provided to the Board to ensure that the knowledge and understanding of all Board members regarding the Company’s business remains current.

Code of Business Conduct and Ethics

The Board shall be responsible for monitoring compliance with the Company’s Code of Business Conduct and Ethics.  Any waivers from the Code for the benefit of any Director or Officer may be granted only by the Board.

Nomination of Directors

The Board has established a Nomination and Corporate Governance Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Prior to nominating or appointing individuals as Directors, the Board will:

(a)

consider what competencies and skills the Board, as a whole, should possess;

(b)

assess what competencies and skills each existing Director possesses;

(c)

consider the appropriate size of the Board, with a view to facilitate decision-making; and

(d)

consider the advice and input of the Nomination and Corporate Governance Committee.

Compensation Committee

The Board has established a Compensation Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Regular Board Assessments

At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution.  Assessments will consider:

(a)

in the case of the Board or a Board Committee, its Mandate or Charter; and

(b)

in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.

Exhibit “B” to Information Circular of Forbes Medi-Tech Inc. as at April 11, 2006

RIGHTS OF DISSENT

Section 190 of the Canada Business Corporations Act (“CBCA”) provides shareholders with the right to dissent to the Special Resolution. Any holder who dissents from the Special Resolution in compliance with Section 190 of the CBCA (a “Dissenting Shareholder”) will be entitled, in the event the Special Resolution is adopted, to be paid by the Company the fair value of the shares held by such Dissenting Shareholder with respect to which such Dissenting Shareholder dissents, determined as of the close of business on the day before the day of the Meeting.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name.

A Shareholder who wishes to dissent from the Special Resolution must provide to the Company, at or prior to the Meeting, a notice of dissent (a “Dissent Notice”) specifying that the Shareholder is dissenting to the Special Resolution.

Within 10 days after the adoption of the Special Resolution by the Shareholders, the Company is required to notify in writing each Shareholder who has filed a Dissent Notice, and who has not voted for the Special Resolution or withdrawn his or her objection, that the Special Resolution has been adopted, and a Dissenting Shareholder shall, within 20 days after he or she receives notice of the adoption of the Special Resolution, or, if that Dissenting Shareholder does not receive such notice, within 20 days after that Dissenting Shareholder learns that the Special Resolution has been adopted, send to the Company a demand for payment (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such securities.

Within 30 days after sending that Dissenting Shareholder’s Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which that Dissenting Shareholder dissents to the Company.  The Company shall endorse on the certificates a notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and shall forthwith return the certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send the Dissenting Shareholder’s share certificates within the aforementioned time period has no right to make a claim under Section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of shares in respect of which the Dissenting Shareholder has dissented other than the right to be paid the fair value of such securities as determined under Section 190 of the CBCA, unless: (a) the Dissenting Shareholder withdraws that Dissenting Shareholder’s Demand for Payment before the Company makes a written offer to pay (an “Offer to Pay”); or (b) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment.

Not later than 7 days after the later of the issuance of the Articles of Amendment and the day the Company receives the Demand for Payment, the Company shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares in respect of which the Dissenting Shareholder has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined.  Every Offer to Pay made to Dissenting Shareholders shall be on the same terms.  The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after issuance of the Articles of Amendment, or within such further period as a court of competent jurisdiction may allow, apply to the court to fix a fair value for the securities of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to a court of competent jurisdiction for the same purpose within a further period of 20 days or within such further period as the court may allow.  A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Company shall give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel.

All Dissenting Shareholders with respect to the Special Resolution whose securities have not been purchased by the Company shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court may appoint one or more appraisers to assist the court to fix a fair value for the securities of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the issuance of the Articles of Amendment until the date of payment of the amount ordered by the court.

The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder.

The above is only a summary of the dissenting shareholder provisions of the CBCA which are technical and complex. A Shareholder wishing to exercise a right to dissent should seek independent legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice the right of dissent.  The Board of Directors of the Company may elect not to proceed with the increase in the authorized capital if any notice of dissent is received.